UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 4)

ARDEA BIOSCIENCES, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

03969P107
(CUSIP Number)

Leo Kirby 667 Madison Avenue, 17th Floor New York, NY 10021 (212) 339-5633
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

SCHEDULE 13D

CUSIP No. 03969P107	Page 2 of 6 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Julian C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,040,978
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,040,978
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,040,978
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.6%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Page 2 of 6 Pages

SCHEDULE 13D

CUSIP No. 03969P107	Page 3 of 6 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Felix J. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,040,978
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,040,978
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,040,978
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.6%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Page 3 of 6 Pages

This Amendment No. 4 to Schedule 13D is being filed by Julian C. Baker and Felix J. Baker (the “Reporting Persons”) to supplement the statements on Schedule 13D previously filed by them, as heretofore amended. Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.
Item 5.	Interest in Securities of the Issuer.

Set forth below is the aggregate number of shares of Common Stock held, including shares that maybe acquired upon conversion of Preferred Stock and shares that maybe acquired upon the exercise of Warrants, as of the date hereof by each of the following, together with the percentage of outstanding shares of Common Stock that such number represents based upon 14,112,351 shares outstanding, according to information received from the Company on December 20, 2007. Such percentage figures are calculated on the basis that the shares of Preferred Stock and Warrants owned by the Reporting Persons are deemed converted into or exercised for shares of Common Stock but other outstanding shares of Preferred Stock and Warrants are not deemed converted or exercised.

Name	Number of Shares	Percent of class Outstanding
Baker Bros. Investments, L.P.	92,062	0.6%
Baker Bros. Investments II, L.P.	108,179	0.8%
Baker Biotech Fund I , L.P.	1,405,977	10.0%
Baker Brothers Life Sciences, L.P.	2,296,232	16.3%
14159, L.P.	43,108	0.3%
Baker Tisch Investments, L.P.	95,420	0.6%

Total	4,040,978	28.6%

By virtue of their ownership of entities that have the power to control the investment decisions of the limited partnerships listed in the table above, Julian C. Baker and Felix J. Baker may each be deemed to be beneficial owners of shares owned by such entities and may be deemed to have shared power to vote or direct the vote of and shared power to dispose or direct the disposition of such securities.

The following transactions in Common Stock were effected by the entities noted below during the sixty days preceding the filing of this statement. All transactions were effected in the over-the-counter market directly with a broker-dealer. Stock dividends were received on the Issuer’s Series A Convertible Preferred Stock. None of the reporting Persons has effected any other transactions in Common Stock during this period.

Name	Date	Number of Shares	Transaction	Price/ Share
Baker Bros. Investments, L.P.	11/16/2007	117	Stock Dividend	N/A
Baker Bros. Investments II, L.P.	11/16/2007	141	Stock Dividend	N/A
Baker Biotech Fund I, L.P.	11/16/2007	1,317	Stock Dividend	N/A
Baker Brothers Life Sciences, L.P.	11/16/2007	1,481	Stock Dividend	N/A
Baker Tisch Investments, L.P.	11/16/2007	188	Stock Dividend	N/A
Baker Bros. Investments II, L.P.	12/19/2007	2,059	Purchase	13.25
Baker Biotech Fund I, L.P.	12/19/2007	298,040	Purchase	13.25
Baker Brothers Life Sciences, L.P.	12/19/2007	754,519	Purchase	13.25
14159, L.P.	12/19/2007	23,968	Purchase	13.25
Baker Tisch Investments, L.P.	12/19/2007	15,754	Purchase	13.25

Page 4 of 6 Pages

Exhibit 4. Agreement regarding the joint filing of this statement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 21, 2007

	By:	/s/ Julian C. Baker
Julian C. Baker

By:	/s/ Felix J. Baker
Felix J. Baker

Page 5 of 6 Pages